FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of ..... January........................................................ , 2010
CANON INC.

(Translation of registrant’s name into English)
30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)
    [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F           X           Form 40-F
   [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes                      No           X
   [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date.... January 27, 2010....	By....../s/...... Masashiro Kobayashi .........................
(Signature)*

Masashiro Kobayashi General Manager Global Finance Management Center Canon Inc.

*Print the name and title of the signing officer under his signature.
The following materials are included.
1. RESULTS FOR THE FOURTH QUARTER AND THE FISCAL YEAR ENDED DECEMBER 31, 2009

RESULTS FOR THE FOURTH QUARTER
AND THE FISCAL YEAR ENDED DECEMBER 31, 2009
January 27, 2010
CONSOLIDATED RESULTS

	(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual					Projected
	Year ended	Year ended		Change(%)	Year ended	Year ending	Change(%)
	December 31, 2009	December 31, 2008			December 31, 2009	December 31, 2010

Net sales	¥3,209,201	¥4,094,161	-	21.6	$34,882,620	¥3,450,000	+	7.5
Operating profit	217,055	496,074	-	56.2	2,359,293	330,000	+	52.0
Income before income taxes	219,355	481,147	-	54.4	2,384,293	320,000	+	45.9
Net income attributable to Canon Inc.	¥131,647	¥309,148	-	57.4	$1,430,946	¥200,000	+	51.9

Net income attributable to Canon Inc. stockholders per share:
- Basic	¥106.64	¥246.21	-	56.7	$1.16	¥162.01	+	51.9
- Diluted	106.64	246.20	-	56.7	1.16	-		-

	Actual
	As of	As of	Change(%)		As of
	December 31, 2009	December 31, 2008			December 31, 2008

Total assets	¥3,847,557	¥3,969,934	-	3.1	$41,821,272

Canon Inc. stockholders’ equity	¥2,688,109	¥2,659,792	+	1.1	$29,218,576

Notes:	1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.
	2.	Canon adopted the guidance for noncontrolling interests in consolidated financial statements in the fiscal year beginning January 1, 2009.
		In accordance with the adoption of the guidance, consolidated net income has been renamed to net income attributable to Canon Inc.
	3.	U.S. dollar amounts are translated from yen at the rate of JPY92 = U.S.$1, the approximate exchange rate on the Tokyo Foreign
		Exchange Market as of December 30, 2009, solely for the convenience of the reader.
NON-CONSOLIDATED RESULTS

	(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual
	Year ended	Year ended	Change(%)		Year ended
	December 31, 2009	December 31, 2008			December 31, 2009

Net sales	¥2,025,546	¥2,721,094	-	25.6	$22,016,804
Operating profit	97,777	358,706	-	72.7	1,062,793
Ordinary profit	142,684	359,086	-	60.3	1,550,913
Net income	¥80,778	¥224,135	-	64.0	$878,022

Net income per share:
- Basic	¥65.44	¥178.50	-	63.3	$0.71
- Diluted	65.43	178.49	-	63.3	0.71
Dividend per share	110.00	110.00		-	1.20

	Actual
	As of	As of	Change(%)		As of
	December 31, 2009	December 31, 2008			December 31, 2009

Total assets	¥2,551,100	¥2,618,998	-	2.6	$27,729,348

Net assets	¥1,812,718	¥1,865,005	-	2.8	$19,703,457

Note:	U.S. dollar amounts are translated from yen at the rate of JPY 92= U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange
Market as of December 30, 2009, solely for the convenience of the reader.

Canon Inc.	30-2, Shimomaruko 3-chome, Ohta-ku,
Headquarter office	Tokyo 146-8501, Japan
Phone: +81-3-3758-2111

I. Operating Results and Financial Conditions
2009 in Review
Looking back at the global economy in fiscal 2009, although the year began amid an unprecedentedly harsh business climate, economic stimulus measures implemented by different countries have started to yield results, leading to moderate recoveries as the second half of the year approached. Although countries such as China and India, whose economies have rapidly grown in prominence, maintained their stable growth largely owing to increased consumer spending, developed countries such as Japan, the United States and European nations all recorded negative growth for the first time since the end of World War II, leading to negative growth overall around the globe.
As for the markets in which Canon operates amid these conditions, within the office equipment market, demand for both color and monochrome models of network digital multifunction devices (MFDs) decreased in each region. While sales for laser printers also remained weak, dropping below the year-ago level, the rate of decline gradually narrowed toward the second half of the year. As for the consumer products market, while demand for compact digital cameras remained sluggish and prices continued to decline, demand for digital single-lens reflex (SLR) cameras displayed solid growth especially in overseas markets. With regard to inkjet printers, although demand continued to be slack, which led to a reduction in market size compared with the previous year, conditions started to improve toward the end of the year. In the industry and others market, demand for steppers, utilized in the production of semiconductors, declined significantly while demand for aligners, used to produce liquid crystal display (LCD) panels, also slowed but showed signs of a recovery heading into the next fiscal year. The average value of the yen during the year was ¥93.21 to the U.S. dollar, a year-on-year appreciation of approximately ¥10, and ¥130.46 to the euro, a year-on-year appreciation of approximately ¥21.
Although the markets for such consumer products as cameras and inkjet printers are clearly bottoming out amid the significantly stronger yen, which has had an impact on all of the company’s businesses, net sales for the year totaled ¥3,209.2 billion (U.S.$34,883 million), a year-on-year decline of 21.6%, mainly due to the effects of reduced sales volumes of office products throughout the year. Despite the launch of new products and ongoing cost-cutting efforts aimed at an improved gross profit ratio, the impact of such factors as the substantial appreciation of the yen and the drop in sales value led to a 2.8 point decline in the ratio to 44.5%. Consequently, gross profit decreased by 26.3% to ¥1,427.4 billion (U.S.$15,515 million) for the full year. While operating expenses decreased by 16.1% owing to continued Group-wide efforts to thoroughly cut spending, operating profit dropped 56.2% to ¥217.1 billion (U.S.$2,359 million). Despite the decreased interest income due to the lower rate of return on cash and cash equivalents, other income (deductions) recorded a positive turnaround of ¥17.2 billion (U.S.$187 million), mainly reflecting an improvement in currency exchange losses and earnings on investments in affiliates accounted for by the equity method. As a result, income before income taxes totaled ¥219.4 billion (U.S.$2,384 million), a year-on-year decline of 54.4%, while net income attributable to Canon Inc. also decreased by 57.4% to ¥131.6 billion (U.S.$1,431 million).
Basic net income attributable to Canon Inc. stockholders per share was ¥106.64 (U.S.$1.16), a year-on-year decline of ¥139.57 (U.S.$1.52) compared with the previous year.

Results by Product Segment
Looking at Canon’s full-year performance by business sector, within the office business unit, demand for office equipment decreased overall amid the deterioration of economic conditions. Sales of network digital MFDs remained low in all regions while demand for laser printers decreased substantially compared with the previous year despite the optimization of inventory levels being in sight. Consequently, sales for the segment, including the impact of the strong yen, totaled ¥1,645.1 billion (U.S.$17,881 million), a drop of 26.8% year on year. Operating profit fell 49.8% to ¥229.4 billion (U.S.$2,493 million), mainly due to the decrease in gross profit stemming from the significant reduction in sales.
Within the consumer business unit, sales volumes of such new products as the competitively priced EOS Digital Rebel T1i (EOS 500D) and advanced-amateur model EOS 7D digital SLR cameras recorded solid growth. As for compact digital cameras, although stagnant market conditions led to a contraction in sales volume, the Company reinforced its product lineup through the launch of six new ELPH (IXUS)-series models and nine new PowerShot-series models. As for inkjet printers, although the market overall remained sluggish, sales in the Americas and Asia displayed healthy growth, contributing to a year-on-year increase in sales volume. Sales for the segment as a whole, however, declined 10.6% year on year to ¥1,301.2 billion (U.S.$14,143 million) due to the significant impact of the yen’s appreciation. Operating profit decreased by 17.8% to ¥183.5 billion (U.S.$1,994 million), largely reflecting the decrease in gross profit arising from the reduction in sales.
In the industry and others business unit, sales of steppers remained sluggish amid worsening market conditions for memory chips, while sales of aligners dropped due to restrained capital investment by LCD panel manufacturers. As a result, sales for the segment totaled ¥358.0 billion (U.S.$3,891 million), a decrease of 31.5%, while operating profit dropped to negative ¥76.0 billion (U.S.$826 million), due to the significant drop in sales along with the early disposal of assets, including excess production equipment, based on a fundamental reassessment of the business structure for steppers.
Cash Flow
Although Canon recorded a decline in profits in 2009, cash flow from operating activities totaled ¥611.2 billion (U.S.$6,644 million), a slight decrease of ¥5.4 billion (U.S.$59 million) compared with the previous year, as a result of the substantial progress achieved in inventory-reduction efforts. As capital investment was focused on items relevant to introducing new products in principal, cash flow from investing activities totaled ¥370.2 billion (U.S.$4,024 million), a year-on-year decrease of ¥102.2 billion (U.S.$1,111 million). Accordingly, free cash flow totaled ¥241.0 billion (U.S.$2,619 million), an increase of ¥96.8 billion (U.S.$1,052 million) from the previous year.
Cash flow from financing activities recorded an outlay of ¥142.4 billion (U.S.$1,548 million), mainly arising from the dividend payout of ¥135.8 billion (U.S.$1,476 million). Consequently, cash and cash equivalents increased by ¥115.8 billion (U.S.$1,259 million) to ¥795.0 billion (U.S.$8,642 million) from the end of the previous year.
Non-consolidated Results
Non-consolidated net sales totaled ¥2,025.5 billion (U.S.$22,017 million), a year-on-year decrease of 25.6%, ordinary profit declined by 60.3% to ¥142.7 billion (U.S.$1,551 million), and net income fell by 64.0% to ¥80.8 billion (U.S.$878 million).

Outlook
As for the outlook for the global economy in fiscal 2010, although China and other emerging nations with significantly expanding economies are expected to continue enjoying steady growth, deteriorating employment conditions and other factors make it difficult to predict the economic prospects for developed countries even though they are projected to realize positive growth. While some leading indicators have pointed to a bottoming out and conditions are expected to slowly head toward a path of recovery as a result of various economic stimulus packages and financial policies launched at the national level, considerable time will likely be needed before the global economy realizes a full-fledged turnaround.
In the businesses in which Canon is involved, with regard to network digital MFDs and laser printers in the office equipment market, demand is expected to gradually increase following the bottoming out of the segment. With respect to the consumer products market, demand for digital SLR cameras is forecasted to achieve solid growth, whereas demand for compact digital cameras and inkjet printers will also head toward a recovery trend. As for the industry and others market, projections call for a modest recovery in demand for steppers as device makers reassess their capital expenditure plans, and demand for aligners is also expected to increase as LCD panel manufacturers gear up to boost production.
With regard to currency exchange rates for the full year, on which Canon’s performance outlook is based, despite the continued uncertainty over future interest rate policies for major countries along with the speed and level of economic recovery and other factors, Canon anticipates exchange rates for the period of ¥90 to the U.S. dollar and ¥130 to the euro, representing an appreciation of approximately ¥3 against the U.S. dollar, and relatively the same value for the euro compared with the previous year. Upon taking into consideration current business sentiment based on these foreign exchange rate assumptions, Canon projects net sales of ¥3,450.0 billion (U.S.$37,500 million), a year-on-year increase of 7.5%; operating profit of ¥330.0 billion (U.S.$3,587 million), a year-on-year increase of 52.0%; income before income taxes of ¥320.0 billion (U.S.$3,478 million), a year-on-year increase of 45.9%; and net income attributable to Canon Inc. of ¥200.0 billion (U.S.$2,174 million), a year-on-year increase of 51.9%.
Basic Policy Regarding Profit Distribution and Dividends for the Current Fiscal Year
Canon is being more proactive in returning profits to shareholders, mainly in the form of a dividend, taking into consideration planned future investments, free cash flow, and reflecting the company’s consolidated business performance. Specifically, Canon’s basic policy is to continuously strive to raise its consolidated payout ratio to approximately 30% over the medium to long term.
The company recorded a decrease in profits amid extremely severe economic conditions but, prioritizing stable returns to shareholders, plans to distribute a full-year dividend totaling ¥110.00 (U.S.$1.20) per share (interim dividend of ¥55.00 [U.S.$0.60] per share [already distributed], and year-end dividend of ¥55.00 [U.S.$0.60]), the same amount per share as was paid out in 2008.

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

II. Management Policy
   (1) Basic Policy
Under the corporate philosophy of kyosei—living and working together for the common good—Canon’s basic management policy is to contribute to the prosperity and well-being of the world while endeavoring to become a truly excellent global corporate group targeting continued growth and development.
   (2) Management Goals
Based on this basic management policy, Canon launched two consecutive five-year management plans—Phase I of its Excellent Global Corporation Plan in 1996, and Phase II in 2001— with the aim of becoming a truly excellent global corporation. Through these two management plans, the Company promoted a range of management reforms, thoroughly strengthening its product competitiveness and financial base. Since 2006, under a new five-year management plan—Phase III, which targets further growth and improved corporate value—Canon is pursuing “sound growth,” making use of the solid management foundation achieved through the two preceding plans, and further expanding its corporate scale while maintaining a high level of profitability. In particular, the Company is focusing on the following five important management objectives.
1)	Achieving the overwhelming No. 1 position worldwide in all current core businesses

2)	Expanding business operations through diversification

3)	Identifying new business domains and accumulating required technologies

4)	Establishing new production systems to sustain international competitiveness

5)	Nurturing truly autonomous and strong individuals promoting everlasting corporate reforms
In 2009, however, due to the global recession triggered by the “Lehman Shock,” Canon was forced to temporarily shift its strategic direction, changing course from a focus on “sound growth” to “improved management quality.” Through such efforts as the promotion of thorough expense and capital-investment efficiencies and the establishment of advanced supply-chain management enabling inventory reductions, the Company made progress in establishing a “muscular” business constitution and enhancing corporate strength to agilely respond to changes in its business environment.
While the global economy currently appears to be on track for a recovery, because it appears that it will take the form of an L-shaped recovery, we expect the surrounding business environment will continue to prove difficult. Faced with these circumstances, Canon will again aim to realize sound growth, capitalizing on the future turnaround to post results that outpace the speed of the economic recovery, employing a new growth strategy in this, the final year of the Company’s Excellent Global Corporation Plan Phase III, which is being viewed as the first year in a new era of growth.
   (3) Business Challenges and Countermeasures
At Canon, the creation of new businesses and maintaining a high profitability structure represent two very important management objectives to ensure continuous future growth.
As for new businesses, the Company is promoting research based on leading-edge technologies in its areas of expertise, such as biotechnology, nanotechnology and life sciences. At the same time, Canon is also looking into M&A opportunities and business tie-ups toward launching such businesses. Additionally, the Company aims to enter the display business, moving away from a focus on still images while strengthening the ability to deliver video images, which will play an increasingly important role in the broadband era.
With regard to maintaining the Company’s current high profitability structure, in order to effectively respond to the intensifying price competition centered on the consumer goods market and the investment burden that accompanies the launch of competitive new businesses, Canon believes that it is important to further improve the profit-earning ability of current businesses. To facilitate this, the Company is promoting the development of competitive new products and actively carrying out cost-reduction activities.
Canon also views its approach to the environment as an important management issue. From the product planning stage through to design, development, production, sales, use, recovery and recycling, the Company focuses its energies on such areas as creating environmentally conscious products that realize energy efficiency, resource efficiency, and eliminate the use of hazardous substances. Additionally, Canon actively promotes the development of recycling systems, the expansion of green procurement policies, the disclosure of environmental information, and participation in environmental conservation activities at the community level.

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
III. Financial Statements
1.  CONSOLIDATED BALANCE SHEETS

	Millions of yen			Thousands of
				U.S. dollars
	As of	As of		As of
	December 31,	December 31,	Change	December 31,
	2009	2008		2009
ASSETS
Current assets:
Cash and cash equivalents	¥795,034	¥679,196	¥115,838	$8,641,674
Short-term investments	19,089	7,651	11,438	207,489
Trade receivables, net	556,572	595,422	(38,850)	6,049,696
Inventories	373,241	506,919	(133,678)	4,056,967
Prepaid expenses and other current assets	273,843	275,660	(1,817)	2,976,554

Total current assets	2,017,779	2,064,848	(47,069)	21,932,380

Noncurrent receivables	14,936	14,752	184	162,348
Investments	114,066	88,825	25,241	1,239,848
Property, plant and equipment, net	1,269,785	1,357,186	(87,401)	13,802,011
Intangible assets, net	117,396	119,140	(1,744)	1,276,043
Other assets	313,595	325,183	(11,588)	3,408,642

Total assets	¥3,847,557	¥3,969,934	¥(122,377)	$41,821,272

LIABILITIES AND EQUITY
Current liabilities:
Short-term loans and current portion of long-term debt	¥4,869	¥5,540	¥(671)	$52,924
Trade payables	339,113	406,746	(67,633)	3,686,011
Accrued income taxes	50,105	69,961	(19,856)	544,620
Accrued expenses	274,300	277,117	(2,817)	2,981,522
Other current liabilities	115,303	184,636	(69,333)	1,253,293

Total current liabilities	783,690	944,000	(160,310)	8,518,370
Long-term debt, excluding current installments	4,912	8,423	(3,511)	53,391
Accrued pension and severance cost	115,904	110,784	5,120	1,259,826
Other noncurrent liabilities	63,651	55,745	7,906	691,859

Total liabilities	968,157	1,118,952	(150,795)	10,523,446

Equity:
Canon Inc. stockholders’ equity:
Common stock	174,762	174,762	-	1,899,587
Additional paid-in capital	404,293	403,790	503	4,394,489
Legal reserve	54,687	53,706	981	594,424
Retained earnings	2,871,437	2,876,576	(5,139)	31,211,272
Accumulated other comprehensive income (loss)	(260,818)	(292,820)	32,002	(2,834,978)
Treasury stock, at cost	(556,252)	(556,222)	(30)	(6,046,218)

Total Canon Inc. stockholders’ equity	2,688,109	2,659,792	28,317	29,218,576

Noncontrolling interests	191,291	191,190	101	2,079,250

Total equity	2,879,400	2,850,982	28,418	31,297,826

Total liabilities and equity	¥3,847,557	¥3,969,934	¥(122,377)	$41,821,272

	Millions of yen			Thousands of
				U.S. dollars
	As of	As of		As of
	December 31,	December 31,		December 31,
	2009	2008		2009
Notes:

1. Allowance for doubtful receivables	¥11,343	¥9,318		$123,293
2. Accumulated depreciation	1,815,982	1,635,601		19,738,935
3. Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(202,628)	(235,968)		(2,202,478)
Net unrealized gains and losses on securities	3,285	1,135		35,706
Net gains and losses on derivative instruments	71	1,493		772
Pension liability adjustments	(61,546)	(59,480)		(668,978)

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
2.  CONSOLIDATED STATEMENTS OF INCOME

Results for the fourth quarter	Millions of yen				Thousands of
					U.S. dollars
	Three months	Three months			Three months
	ended	ended	Change(%)		ended
	December 31, 2009	December 31, 2008			December 31, 2009

Net sales	¥954,058	¥994,740	-	4.1	$10,370,196
Cost of sales	520,267	573,343			5,655,076

Gross profit	433,791	421,397	+	2.9	4,715,120
Operating expenses:
Selling, general and administrative expenses	264,396	273,681			2,873,870
Research and development expenses	77,267	111,891			839,859

	341,663	385,572			3,713,729

Operating profit	92,128	35,825	+	157.2	1,001,391
Other income (deductions):
Interest and dividend income	1,441	3,849			15,663
Interest expense	(95)	(164)			(1,032)
Other, net	4,447	(22,597)			48,337

	5,793	(18,912)			62,968

Income before income taxes	97,921	16,913	+	479.0	1,064,359

Income taxes	35,413	3,816			384,924

Consolidated net income	62,508	13,097			679,435
Less: Net income attributable to noncontrolling interests	944	1,475			10,261

Net income attributable to Canon Inc.	¥61,564	¥11,622	+	429.7	$669,174

Note:   Consolidated comprehensive income for the three months ended December 31, 2009 and 2008 was JPY 74,334 million (increase)
(U.S.$807,978 thousand (increase)) and JPY 204,647 million (decrease), respectively.

	Millions of yen				Thousands of
Results for the fiscal year					U.S. dollars
	Year ended	Year ended	Change(%)		Year ended
	December 31, 2009	December 31, 2008			December 31, 2009

Net sales	¥3,209,201	¥4,094,161	-	21.6	$34,882,620
Cost of sales	1,781,808	2,156,153			19,367,479

Gross profit	1,427,393	1,938,008	-	26.3	15,515,141
Operating expenses:
Selling, general and administrative expenses	905,738	1,067,909			9,844,978
Research and development expenses	304,600	374,025			3,310,870

	1,210,338	1,441,934			13,155,848

Operating profit	217,055	496,074	-	56.2	2,359,293
Other income (deductions):
Interest and dividend income	5,202	19,442			56,543
Interest expense	(336)	(837)			(3,652)
Other, net	(2,566)	(33,532)			(27,891)

	2,300	(14,927)			25,000

Income before income taxes	219,355	481,147	-	54.4	2,384,293

Income taxes	84,122	160,788			914,369

Consolidated net income	135,233	320,359			1,469,924
Less: Net income attributable to noncontrolling interests	3,586	11,211			38,978

Net income attributable to Canon Inc.	¥131,647	¥309,148	-	57.4	$1,430,946

Note:	Consolidated comprehensive income for the year ended December 31, 2009 and 2008 was JPY 168,452 million (increase) (U.S.$1,831,000 thousand (increase)) and JPY 18,681 million (decrease), respectively.

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
3. DETAILS OF SALES

	Millions of yen				Thousands of
Results for the fourth quarter					U.S. dollars
	Three months	Three months			Three months
Sales by product	ended	ended	Change(%)		ended
	December 31, 2009	December 31, 2008			December 31, 2009
Office	465,131	507,955	-	8.4	5,055,772
Consumer	412,729	376,588	+	9.6	4,486,185
Industry and Others	117,070	137,681	-	15.0	1,272,500
Eliminations	(40,872)	(27,484)		-	(444,261)

Total	¥954,058	¥994,740	-	4.1	$10,370,196

	Millions of yen				Thousands of
					U.S. dollars
	Three months	Three months			Three months
Sales by region	ended	ended	Change(%)		ended
	December 31, 2009	December 31, 2008			December 31, 2009
Japan	¥197,599	¥224,710	-	12.1	$2,147,815
Overseas:
Americas	274,782	283,002	-	2.9	2,986,761
Europe	308,523	308,121	+	0.1	3,353,511
Other areas	173,154	178,907	-	3.2	1,882,109

	756,459	770,030	-	1.8	8,222,381

Total	¥954,058	¥994,740	-	4.1	$10,370,196

	Millions of yen				Thousands of
Results for the fiscal year					U.S. dollars
Sales by product	Year ended	Year ended	Change(%)		Year ended
	December 31, 2009	December 31, 2008			December 31, 2009
Office	1,645,076	2,246,609	-	26.8	17,881,261
Consumer	1,301,160	1,456,075	-	10.6	14,143,043
Industry and Others	357,998	522,405	-	31.5	3,891,283
Eliminations	(95,033)	(130,928)		-	(1,032,967)

Total	¥3,209,201	¥4,094,161	-	21.6	$34,882,620

	Millions of yen				Thousands of
					U.S. dollars
Sales by region	Year ended	Year ended	Change(%)		Year ended
	December 31, 2009	December 31, 2008			December 31, 2009
Japan	¥702,344	¥868,280	-	19.1	$7,634,174
Overseas:
Americas	894,154	1,154,571	-	22.6	9,719,065
Europe	995,150	1,341,400	-	25.8	10,816,848
Other areas	617,553	729,910	-	15.4	6,712,533

	2,506,857	3,225,881	-	22.3	27,248,446

Total	¥3,209,201	¥4,094,161	-	21.6	$34,882,620

Notes:	1.	The primary products included in each of the product segments are as follows:
Office :	Office network digital multifunction devices (MFDs) /Color network digital MFDs /
Office copying machines /Personal-use copying machines /Full-color copying machines /
Laser printers /Large format inkjet printers
Consumer :	Digital SLR cameras /Compact digital cameras /Interchangeable lenses /Digital video camcorders /
Inkjet multifunction peripherals /Single function inkjet printers /Image scanners /Broadcasting equipment
Industry and Others :	Semiconductor production equipment /Mirror projection mask aligners for LCD panels / Medical equipment /Components /Computer information systems /Document scanners / Personal information products
2.	The principal countries and regions included in each regional category are as follows:
Americas: United States of America, Canada, Latin America/ Europe: England, Germany, France, Netherlands /
Other Areas: Asian regions, China, Oceania

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
4. CONSOLIDATED STATEMENTS OF EQUITY
Millions of yen

					Accumulated		Total Canon
	Common	Additional	Legal	Retained	other	Treasury	Inc.	Noncontrolling
	Stock	paid-in capital	reserve	earnings	comprehensive	stock	stockholders’	interests	Total equity
					income (loss)		equity

Balance at December 31, 2007	¥174,698	¥402,991	¥46,017	¥2,720,146	¥34,670	¥(456,186)	¥2,922,336	¥222,870	¥3,145,206

Conversion of convertible debt	64	63					127		127
Equity transaction with noncontrolling interests and other		761					761	(26,218)	(25,457)
Dividends paid to Canon Inc. stockholders				(145,024)			(145,024)		(145,024)
Dividends paid to noncontrolling interests								(5,123)	(5,123)
Transfers to legal reserve			7,689	(7,689)			-		-

Comprehensive income:
Net income				309,148			309,148	11,211	320,359
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments					(258,764)		(258,764)	(1,911)	(260,675)
Net unrealized gains and losses on securities					(5,152)		(5,152)	(690)	(5,842)
Net gains and losses on derivative instruments					2,342		2,342	-	2,342
Pension liability adjustments					(65,916)		(65,916)	(8,949)	(74,865)

Total comprehensive income (loss)							(18,342)	(339)	(18,681)

Repurchase of treasury stock, net		(25)		(5)		(100,036)	(100,066)		(100,066)

Balance at December 31, 2008	¥174,762	¥403,790	¥53,706	¥2,876,576	¥(292,820)	¥(556,222)	¥2,659,792	¥191,190	¥2,850,982

Equity transaction with noncontrolling interests and other		503					503	(1,376)	(873)
Dividends paid to Canon Inc. stockholders				(135,793)			(135,793)		(135,793)
Dividends paid to noncontrolling interests								(3,326)	(3,326)
Transfers to legal reserve			981	(981)			-		-

Comprehensive income:
Net income				131,647			131,647	3,586	135,233
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments					33,340		33,340	30	33,370
Net unrealized gains and losses on securities					2,150		2,150	67	2,217
Net gains and losses on derivative instruments					(1,422)		(1,422)	(1)	(1,423)
Pension liability adjustments					(2,066)		(2,066)	1,121	(945)

Total comprehensive income							163,649	4,803	168,452

Repurchase of treasury stock, net				(12)		(30)	(42)		(42)

Balance at December 31, 2009	¥174,762	¥404,293	¥54,687	¥2,871,437	¥(260,818)	¥(556,252)	¥2,688,109	¥191,291	¥2,879,400

Thousands of U.S. dollars

Balance at December 31, 2008	$1,899,587	$4,389,022	$583,761	$31,267,130	$(3,182,825)	$(6,045,892)	$28,910,783	$2,078,152	$30,988,935

Equity transaction with noncontrolling interests and other		5,467					5,467	(14,956)	(9,489)
Dividends paid to Canon Inc. stockholders				(1,476,011)			(1,476,011)		(1,476,011)
Dividends paid to noncontrolling interests								(36,152)	(36,152)
Transfers to legal reserve			10,663	(10,663)			-		-

Comprehensive income:
Net income				1,430,946			1,430,946	38,978	1,469,924
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments					362,391		362,391	326	362,717
Net unrealized gains and losses on securities					23,370		23,370	728	24,098
Net gains and losses on derivative instruments					(15,457)		(15,457)	(11)	(15,468)
Pension liability adjustments					(22,457)		(22,457)	12,185	(10,272)

Total comprehensive income							1,778,793	52,206	1,830,999

Repurchase of treasury stock, net				(130)		(326)	(456)		(456)

Balance at December 31, 2009	$1,899,587	$4,394,489	$594,424	$31,211,272	$(2,834,978)	$(6,046,218)	$29,218,576	$2,079,250	$31,297,826

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
5.  CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen		Thousands of
			U.S. dollars
	Year ended	Year ended	Year ended
	December 31, 2009	December 31, 2008	December 31, 2009
Cash flows from operating activities:
Consolidated net income	¥135,233	¥320,359	$1,469,924
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	315,393	341,337	3,428,185
Loss on disposal of property, plant and equipment	8,215	11,811	89,294
Deferred income taxes	20,712	(32,497)	225,130
Decrease in trade receivables	48,244	83,521	524,391
Decrease in inventories	143,580	49,547	1,560,652
Decrease in trade payables	(76,843)	(36,719)	(835,250)
Decrease in accrued income taxes	(21,023)	(77,340)	(228,511)
Decrease in accrued expenses	(9,827)	(30,694)	(106,815)
Increase (decrease) in accrued (prepaid) pension and severance cost	4,765	(12,128)	51,793
Other, net	42,786	(513)	465,066

Net cash provided by operating activities	611,235	616,684	6,643,859

Cash flows from investing activities:
Purchases of fixed assets	(327,983)	(428,168)	(3,565,033)
Proceeds from sale of fixed assets	8,893	7,453	96,663
Purchases of available-for-sale securities	(3,253)	(7,307)	(35,359)
Proceeds from sale and maturity of available-for-sale securities	2,460	4,320	26,739
Proceeds from maturity of held-to-maturity securities	-	10,000	-
(Increase) decrease in time deposits, net	(11,345)	2,892	(123,315)
Acquisitions of subsidiaries, net of cash acquired	(2,979)	(5,999)	(32,380)
Purchases of other investments	(37,981)	(45,473)	(412,837)
Other, net	1,944	(10,198)	21,131

Net cash used in investing activities	(370,244)	(472,480)	(4,024,391)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	3,361	6,841	36,533
Repayments of long-term debt	(6,282)	(15,397)	(68,283)
Decrease in short-term loans	(280)	(2,643)	(3,043)
Dividends paid	(135,793)	(145,024)	(1,476,011)
Repurchases of treasury stock, net	(42)	(100,066)	(457)
Other, net	(3,343)	(21,276)	(36,337)

Net cash used in financing activities	(142,379)	(277,565)	(1,547,598)

Effect of exchange rate changes on cash and cash equivalents	17,226	(131,906)	187,239

Net change in cash and cash equivalents	115,838	(265,267)	1,259,109
Cash and cash equivalents at beginning of period	679,196	944,463	7,382,565

Cash and cash equivalents at end of period	¥795,034	¥679,196	$8,641,674

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
6. NOTE FOR GOING CONCERN ASSUMPTION
      Not applicable.
7.  SEGMENT INFORMATION
(1) SEGMENT INFORMATION BY PRODUCT

Results for the fourth quarter	Millions of yen			Thousands of
				U.S. dollars
	Three months	Three months		Three months
	ended	ended	Change(%)	ended
	December 31, 2009	December 31, 2008		December 31, 2009

Office
Net sales:
External customers	¥462,149	¥502,389	- 8.0	$5,023,359
Intersegment	2,982	5,566	- 46.4	32,413

Total	465,131	507,955	- 8.4	5,055,772

Operating cost and expenses	384,517	423,226	- 9.1	4,179,533

Operating profit	¥80,614	¥84,729	- 4.9	$876,239

Consumer
Net sales:
External customers	¥412,087	¥375,941	+ 9.6	$4,479,207
Intersegment	642	647	- 0.8	6,978

Total	412,729	376,588	+ 9.6	4,486,185

Operating cost and expenses	337,586	335,715	+ 0.6	3,669,413

Operating profit	¥75,143	¥40,873	+ 83.8	$816,772

Industry and Others
Net sales:
External customers	¥79,822	¥116,410	- 31.4	$867,630
Intersegment	37,248	21,271	+ 75.1	404,870

Total	117,070	137,681	- 15.0	1,272,500

Operating cost and expenses	152,030	189,957	- 20.0	1,652,500

Operating profit (loss)	¥(34,960)	¥(52,276)	-	$(380,000)

Corporate and Eliminations
Net sales:
External customers	¥-	¥-	-	$-
Intersegment	(40,872)	(27,484)	-	(444,261)

Total	(40,872)	(27,484)	-	(444,261)

Operating cost and expenses	(12,203)	10,017	-	(132,641)

Operating profit (loss)	¥(28,669)	¥(37,501)	-	$(311,620)

Consolidated
Net sales:
External customers	¥954,058	¥994,740	- 4.1	$10,370,196
Intersegment	-	-	-	-

Total	954,058	994,740	- 4.1	10,370,196

Operating cost and expenses	861,930	958,915	- 10.1	9,368,805

Operating profit	¥92,128	¥35,825	+ 157.2	$1,001,391

CANON INC. AND SUBSIDIARIES
CONSOLIDATED

Results for the fiscal year	Millions of yen			Thousands of
				U.S. dollars
	Year ended	Year ended	Change(%)	Year ended
	December 31, 2009	December 31, 2008		December 31, 2009

Office
Net sales:
External customers	¥1,635,056	¥2,223,253	- 26.5	$17,772,348
Intersegment	10,020	23,356	- 57.1	108,913

Total	1,645,076	2,246,609	- 26.8	17,881,261

Operating cost and expenses	1,415,680	1,789,263	- 20.9	15,387,826

Operating profit	229,396	457,346	- 49.8	2,493,435

Total assets	745,646	822,660	- 9.4	8,104,848
Depreciation and amortization	90,878	99,962	- 9.1	987,804
Capital Expenditures	¥96,718	¥139,046	- 30.4	$1,051,283

Consumer
Net sales:
External customers	¥1,299,194	¥1,453,647	- 10.6	$14,121,674
Intersegment	1,966	2,428	- 19.0	21,369

Total	1,301,160	1,456,075	- 10.6	14,143,043

Operating cost and expenses	1,117,668	1,232,951	- 9.4	12,148,565

Operating profit	183,492	223,124	- 17.8	1,994,478

Total assets	437,160	502,927	- 13.1	4,751,739
Depreciation and amortization	48,701	58,082	- 16.2	529,359
Capital Expenditures	¥27,503	¥52,641	- 47.8	$298,946

Industry and Others
Net sales:
External customers	¥274,951	¥417,261	- 34.1	$2,988,598
Intersegment	83,047	105,144	- 21.0	902,685

Total	357,998	522,405	- 31.5	3,891,283

Operating cost and expenses	433,954	570,281	- 23.9	4,716,892

Operating profit (loss)	(75,956)	(47,876)	-	(825,609)

Total assets	359,635	453,581	- 20.7	3,909,076
Depreciation and amortization	60,770	71,557	- 15.1	660,543
Capital Expenditures	¥25,644	¥31,445	- 18.4	$278,739

Corporate and Eliminations
Net sales:
External customers	¥-	¥-	-	$-
Intersegment	(95,033)	(130,928)	-	(1,032,967)

Total	(95,033)	(130,928)	-	(1,032,967)

Operating cost and expenses	24,844	5,592	-	270,044

Operating profit (loss)	(119,877)	(136,520)	-	(1,303,011)

Total assets	2,305,116	2,190,766	+ 5.2	25,055,609
Depreciation and amortization	115,044	111,736	+ 3.0	1,250,479
Capital Expenditures	¥108,387	¥180,268	- 39.9	$1,178,119

Consolidated
Net sales:
External customers	¥3,209,201	¥4,094,161	- 21.6	$34,882,620
Intersegment	-	-	-	-

Total	3,209,201	4,094,161	- 21.6	34,882,620

Operating cost and expenses	2,992,146	3,598,087	- 16.8	32,523,327

Operating profit	217,055	496,074	- 56.2	2,359,293

Total assets	3,847,557	3,969,934	- 3.1	41,821,272
Depreciation and amortization	315,393	341,337	- 7.6	3,428,185
Capital Expenditures	¥258,252	¥403,400	- 36.0	$2,807,087

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
(2) SEGMENT INFORMATION BY GEOGRAPHIC AREA

Results for the fourth quarter	Millions of yen			Thousands of U.S. dollars
	Three months	Three months		Three months
	ended	ended	Change(%)	ended
	December 31, 2009	December 31, 2008		December 31, 2009

Japan
Net sales:
External customers	¥227,939	¥270,681	- 15.8	$2,477,598
Intersegment	539,255	492,810	+ 9.4	5,861,467

Total	767,194	763,491	+ 0.5	8,339,065

Operating cost and expenses	667,146	759,005	- 12.1	7,251,587

Operating profit	¥100,048	¥4,486	+2,130.2	$1,087,478

Americas
Net sales:
External customers	¥268,797	¥276,764	- 2.9	$2,921,707
Intersegment	392	895	- 56.2	4,260

Total	269,189	277,659	- 3.1	2,925,967

Operating cost and expenses	263,571	279,180	- 5.6	2,864,902

Operating profit (loss)	¥5,618	¥(1,521)	-	$61,065

Europe
Net sales:
External customers	¥306,949	¥305,330	+ 0.5	$3,336,402
Intersegment	(1,313)	826	-	(14,272)

Total	305,636	306,156	- 0.2	3,322,130

Operating cost and expenses	298,750	297,897	+ 0.3	3,247,282

Operating profit	¥6,886	¥8,259	- 16.6	$74,848

Others
Net sales:
External customers	¥150,373	¥141,965	+ 5.9	$1,634,489
Intersegment	165,586	137,565	+ 20.4	1,799,848

Total	315,959	279,530	+ 13.0	3,434,337

Operating cost and expenses	309,860	279,329	+ 10.9	3,368,044

Operating profit	¥6,099	¥201	+2,934.3	$66,293

Corporate and Eliminations
Net sales:
External customers	¥-	¥-	-	$-
Intersegment	(703,920)	(632,096)	-	(7,651,303)

Total	(703,920)	(632,096)	-	(7,651,303)

Operating cost and expenses	(677,397)	(656,496)	-	(7,363,010)

Operating profit (loss)	¥(26,523)	¥24,400	-	$(288,293)

Consolidated
Net sales:
External customers	¥954,058	¥994,740	- 4.1	$10,370,196
Intersegment	-	-	-	-

Total	954,058	994,740	- 4.1	10,370,196

Operating cost and expenses	861,930	958,915	- 10.1	9,368,805

Operating profit	¥92,128	¥35,825	+ 157.2	$1,001,391

CANON INC. AND SUBSIDIARIES
CONSOLIDATED

Results for the fiscal year	Millions of yen			Thousands of
				U.S. dollars
	Year ended	Year ended	Change(%)	Year ended
	December 31, 2009	December 31, 2008		December 31, 2009

Japan
Net sales:
External customers	¥827,762	¥998,676	- 17.1	$8,997,413
Intersegment	1,714,375	2,318,521	- 26.1	18,634,511

Total	2,542,137	3,317,197	- 23.4	27,631,924

Operating cost and expenses	2,288,471	2,812,645	- 18.6	24,874,685

Operating profit	253,666	504,552	- 49.7	2,757,239

Total assets	¥1,386,511	¥1,607,653	- 13.8	$15,070,772

Americas
Net sales:
External customers	¥871,633	¥1,141,560	- 23.6	$9,474,272
Intersegment	1,263	3,758	- 66.4	13,728

Total	872,896	1,145,318	- 23.8	9,488,000

Operating cost and expenses	860,863	1,136,288	- 24.2	9,357,207

Operating profit	12,033	9,030	+ 33.3	130,793

Total assets	¥198,094	¥203,255	- 2.5	$2,153,196

Europe
Net sales:
External customers	¥991,336	¥1,337,147	- 25.9	$10,775,391
Intersegment	919	4,329	- 78.8	9,989

Total	992,255	1,341,476	- 26.0	10,785,380

Operating cost and expenses	964,606	1,314,942	- 26.6	10,484,847

Operating profit	27,649	26,534	+ 4.2	300,533

Total assets	¥378,477	¥417,562	- 9.4	$4,113,880

Others
Net sales:
External customers	¥518,470	¥616,778	- 15.9	$5,635,544
Intersegment	534,147	670,678	- 20.4	5,805,945

Total	1,052,617	1,287,456	- 18.2	11,441,489

Operating cost and expenses	1,019,208	1,247,156	- 18.3	11,078,348

Operating profit	33,409	40,300	- 17.1	363,141

Total assets	¥384,795	¥344,638	+ 11.7	$4,182,554

Corporate and Eliminations
Net sales:
External customers	¥-	¥-	-	$-
Intersegment	(2,250,704)	(2,997,286)	-	(24,464,173)

Total	(2,250,704)	(2,997,286)	-	(24,464,173)

Operating cost and expenses	(2,141,002)	(2,912,944)	-	(23,271,760)

Operating profit (loss)	(109,702)	(84,342)	-	(1,192,413)

Total assets	¥1,499,680	¥1,396,826	+ 7.4	$16,300,870

Consolidated
Net sales:
External customers	¥3,209,201	¥4,094,161	- 21.6	$34,882,620
Intersegment	-	-	-	-

Total	3,209,201	4,094,161	- 21.6	34,882,620

Operating cost and expenses	2,992,146	3,598,087	- 16.8	32,523,327

Operating profit	217,055	496,074	- 56.2	2,359,293

Total assets	¥3,847,557	¥3,969,934	- 3.1	$41,821,272

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
8. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES
(1) GROUP POSITION
1.	Number of Group Companies

	December 31, 2009	December 31, 2008	Change
Subsidiaries	241	245	(4)
Affiliates	15	18	(3)
Total	256	263	(7)

2.	Change in Group Entities

Subsidiaries
Addition:	12 companies
Removal:	16 companies

Affiliates (Carried at Equity Basis)
Addition:	2 companies
Removal:	5 companies
3.	Subsidiaries Listed on Domestic Stock Exchange
Tokyo Stock Exchange (1st section): Canon Marketing Japan Inc., Canon Electronics Inc., Canon Finetech Inc.
  Tokyo Stock Exchange (2nd section): Canon Software Inc.
  Osaka Securities Exchange (2nd section): Canon Machinery Inc.
  JASDAQ: Tokki Corporation, Asia Pacific System Research Co., Ltd.
Osaka Securities Exchange (Hercules): e-System Corporation
(2) SIGNIFICANT ACCOUNTING POLICIES

While previous segment information has been presented in accordance with accounting guidance generally accepted in Japan, Canon adopted the guidance for segment reporting under U.S. generally accepted accounting principles (“U.S. GAAP”) in the fiscal year beginning January 1, 2009. Accordingly, prior year segment information has been adjusted to conform to this guidance under U.S. GAAP.

Recently Issued Accounting Guidance

Canon adopted new guidance for noncontrolling interests in consolidated financial statements in the first quarter beginning January 1, 2009. Upon the adoption of this guidance, noncontrolling interests, which were previously referred to as minority interests and classified between total liabilities and stockholders’ equity on the consolidated balance sheets, are now included as a separate component of total equity. In addition, consolidated net income on the consolidated statements of income now includes the net income (loss) attributable to noncontrolling interests. These financial statement presentation requirements have been adopted retrospectively and prior year amounts in the consolidated financial statements including the consolidated statements of cash flows have been reclassified or adjusted to conform to this guidance.

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
9. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(1) NET INCOME ATTRIBUTABLE TO CANON INC. STOCKHOLDERS PER SHARE

Results for the fiscal year	Millions of yen		Thousands of
			U.S. dollars
	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2009	2008	2009

Net income attributable to Canon Inc.
-Basic	¥131,647	¥309,148	$1,430,946
-Diluted	131,647	309,150	1,430,946

	Number of shares
Average common shares outstanding
-Basic	1,234,481,836	1,255,626,490
-Diluted	1,234,481,836	1,255,706,419

	Yen		U.S. dollars
Net income attributable to Canon Inc. stockholders per share:
-Basic	¥106.64	¥246.21	$1.16
-Diluted	106.64	246.20	1.16
(2)	FINANCE RECEIVABLES AND OPERATING LEASES, ACQUISITIONS, MARKETABLE SECURITIES, DEFERRED TAX ACCOUNTING, EMPLOYEE RETIREMENT AND SEVERANCE BENEFITS, STOCK OPTIONS, DERIVATIVE CONTRACTS AND OTHERS
      The disclosure is omitted as it is not considered significant in this report.
(3)  SUBSEQUENT EVENT
      There is no significant subsequent event.

CANON INC.
NON-CONSOLIDATED
10. NON-CONSOLIDATED BALANCE SHEETS
      ( Parent company only )

	Millions of yen
	As of	As of
	December 31,	December 31,	Change
	2009	2008
ASSETS
Current assets:
Cash	¥6,855	¥10,674	¥(3,819)
Trade receivables	649,594	608,047	41,547
Marketable securities	92,740	93,899	(1,159)
Inventories	147,938	221,668	(73,730)
Prepaid expenses and other current assets	215,657	204,645	11,012
Allowance for doubtful receivables	(1)	(1)	-

Total current assets	1,112,783	1,138,932	(26,149)

Fixed assets:
Net property, plant and equipment	862,901	929,217	(66,316)
Intangibles	32,444	40,431	(7,987)
Investments and other fixed assets	543,027	510,476	32,551
Allowance for doubtful receivables-noncurrent	(55)	(58)	3

Total fixed assets	1,438,317	1,480,066	(41,749)

Total assets	¥2,551,100	¥2,618,998	¥(67,898)

LIABILITIES AND NET ASSETS
Current liabilities:
Trade payables	¥332,219	¥323,980	¥8,239
Short-term loans	226,749	156,148	70,601
Accrued income taxes	27,639	47,825	(20,186)
Accrued warranty expenses	3,043	6,077	(3,034)
Accrued bonuses for employees	4,129	4,972	(843)
Accrued bonuses for directors	127	244	(117)
Other current liabilities	105,774	176,255	(70,481)

Total current liabilities	699,680	715,501	(15,821)

Noncurrent liabilities:
Accrued pension and severance cost	34,524	34,456	68
Accrued directors’ retirement benefits	1,786	1,576	210
Reserve for environmental provision	1,170	1,300	(130)
Accrued long service rewards for employees	1,176	1,160	16
Other noncurrent liabilities	46	-	46

Total noncurrent liabilities	38,702	38,492	210

Total liabilities	738,382	753,993	(15,611)

Net assets:
Stockholders’ equity	1,810,900	1,865,955	(55,055)
Valuation and translation adjustments	1,008	(1,196)	2,204
Subscription right to shares	810	246	564

Total net assets	1,812,718	1,865,005	(52,287)

Total liabilities and net assets	¥2,551,100	¥2,618,998	¥(67,898)

Notes:	As of	As of
	December 31,	December 31,
	2009	2008
1.Accumulated depreciation	¥1,122,921	¥988,205
Accumulated impairment loss	¥21,606	¥10,197
2.Cautionary obligation and other
Cautionary obligation contract	¥16,256	¥19,323
3.Issuance of new stock	¥-	¥127
(Those capitalized)	¥-	¥64
Those due to conversion of convertible debentures	¥-	¥127
(Those capitalized)	¥-	¥64
4.Number of stock newly issued (Thousand shares)	-	127
Those due to conversion of convertible debentures
(Thousand shares)	-	127

CANON INC.	NON-CONSOLIDATED
11. NON-CONSOLIDATED STATEMENTS OF INCOME
       ( Parent company only )

	Millions of yen
	Year ended	Year ended
	December 31,	December 31,	Change(%)
	2009	2008
Net sales	¥2,025,546	¥2,721,094	- 25.6
Cost of sales	1,471,056	1,801,801

Gross profit	554,490	919,293	- 39.7
Selling, general and administrative expenses	456,713	560,587

Operating profit	97,777	358,706	- 72.7
Other income (deductions):
Interest and dividend income	16,314	14,931
Interest expense	(3,916)	(3,844)
Other, net	32,509	(10,707)

	44,907	380

Ordinary profit	142,684	359,086	- 60.3

Non-ordinary gain (loss), net	(20,396)	(26,084)

Income before income taxes	122,288	333,002	- 63.3
Income taxes	41,510	108,867

Net income	¥80,778	¥224,135	- 64.0

12. DETAILS OF SALES
       ( Parent company only )

Sales by product	Millions of yen
	Year ended	Year ended
	December 31,	December 31,	Change(%)
	2009	2008

Office	¥1,021,285	¥1,466,975	- 30.4
Consumer	950,554	1,105,067	- 14.0
Industrial and others	53,707	149,052	- 64.0

Total	¥2,025,546	¥2,721,094	- 25.6

Sales by region	Millions of yen
	Year ended	Year ended
	December 31,	December 31,	Change(%)
	2009	2008
Japan	¥276,385	¥350,094	- 21.1
Overseas:
Americas	645,174	883,911	- 27.0
Europe	677,162	935,449	- 27.6
Other areas	426,825	551,640	- 22.6

	1,749,161	2,371,000	- 26.2

Total	¥2,025,546	¥2,721,094	- 25.6

Note: Upon the adoption of FASB ASC 280, “Segment Reporting” for consolidation statements, details of sales for non-consolidated statements is now based on the same segments as consolidation statements from the current fiscal year. The presentation of prior year amounts in details of sales has been reclassified to conform to the current presentation.

CANON INC.
NON-CONSOLIDATED
13.  NON-CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
       ( Parent company only )

Year ended December 31, 2009										(Millions of yen)
	Stockholders’ equity														Valuation and translation adjustments		Subscription rights to shares	Total net assets
	Common stock		Capital surplus			Retained earnings							Treasury stock	Total stockholders’ equity	Net unrealized gains (losses) on securities	Net Deferred profits (losses) on hedges
			Additional paid-in capital		Other capital surplus	Legal reserve		Other retained earnings
								Reserve for special depreciation	Reserve for deferral of capital gain on property	Special reserves		Retained earnings
Balance as of December 31, 2008	¥174,762		¥306,288		-	¥22,114		¥4,664	¥2,578	¥1,249,928		¥661,843	¥(556,222)	¥1,865,955	¥(1,048)	¥(148)	¥246	¥1,865,005
Changes in the term
Transfer to reserve for special depreciation								146				(146)		-					-
Reversal of reserve for special depreciation								(3,244)				3,244		-					-
Transfer to reserve for deferral of capital gain on property									199			(199)		-					-
Reversal of reserve for deferral of capital gain on property									(76)			76		-					-
Dividends paid												(135,793)		(135,793)				(135,793)
Net income												80,778		80,778				80,778
Purchase of treasury stock													(51)	(51)				(51)
Disposal of treasury stock												(10)	21	11				11
Net change of items other than stockholders’ equity														-	2,432	(228)	564	2,768
Total changes in the term		-		-	-		-	(3,098)	123		-	(52,050)	(30)	(55,055)	2,432	(228)	564	(52,287)
Balance as of December 31, 2009	¥174,762		¥306,288		-	¥22,114		¥1,566	¥2,701	¥1,249,928		¥609,793	¥(556,252)	¥1,810,900	¥1,384	¥(376)	¥810	¥1,812,718

Notes:

1.Number of issued shares as of December 31, 2009	1,333,763,464
2.Classes and number of treasury stock

				(Shares)

Classes of stock	Balance as of December 31, 2008	Increase	Decrease	Balance as of December 31, 2009

common stock	99,275,245	16,518	3,762	99,288,001

3.Payment for dividends

Decision	Classes of stock	Cash dividend (Millions of yen)	Dividend per share (yen)		Base date	Effective date
March 27, 2009 Annual meeting of stockholders	common stock	67,897	55.00		December 31, 2008	March 30, 2009
July 28, 2009 Board of directors’ meeting	common stock	67,896	55.00		June 30, 2009	August 28, 2009

Scheduled	Classes of stock	Cash dividend (Millions of yen)	A source of dividend	Dividend per share (yen)	Base date	Effective date
March 30, 2010 Annual meeting of stockholders	common stock	67,896	Retained earnings	55.00	December 31, 2009	March 31, 2010

CANON INC.
NON-CONSOLIDATED

Year ended December 31, 2008								(Millions of yen)
	Stockholders’ equity													Valuation and translation adjustments		Subscription rights to shares		Total net assets
	Common stock	Capital surplus		Retained earnings							Treasury stock	Total stockholders’ equity		Net unrealized gains (losses) on securities	Net Deferred profits (losses) on hedges
		Additional paid-in capital	Other capital surplus	Legal reserve		Other retained earnings
						Reserve for special depreciation	Reserve for deferral of capital gain on property	Special reserves		Retained earnings
Balance as of December 31, 2007	¥174,698	¥306,225	¥25	¥22,114		¥7,694	¥1,255	¥1,249,928		¥581,031	¥(456,186)	¥1,886,784		¥5,028	¥(1,246)		-	¥1,890,566
Changes in the term
Conversion of convertible debentures	64	63										127						127
Transfer to reserve for special depreciation						632				(632)			-						-
Reversal of reserve for special depreciation						(3,662)				3,662			-						-
Transfer to reserve for deferral of capital gain on property							1,396			(1,396)			-						-
Reversal of reserve for deferral of capital gain on property							(73)			73			-						-
Dividends paid										(145,024)		(145,024)						(145,024)
Net income										224,135		224,135						224,135
Purchase of treasury stock											(100,122)	(100,122)						(100,122)
Disposal of treasury stock			(25)							(5)	86	56						56
Net change of items other than stockholders’ equity													-	(6,076)	1,098	246		(4,732)
Total changes in the term	64	63	(25)		-	(3,030)	1,323		-	80,812	(100,036)	(20,829)		(6,076)	1,098	246		(25,561)
Balance as of December 31, 2008	¥174,762	¥306,288	-	¥22,114		¥4,664	¥2,578	¥1,249,928		¥661,843	¥(556,222)	¥1,865,955		¥(1,048)	¥(148)	¥246		¥1,865,005

Notes:

1. Number of issued shares as of December 31, 2008	1,333,763,464
2. Classes and number of treasury stock

				(Shares)

Classes of stock	Balance as of	Increase	Decrease	Balance as of
	December 31, 2007			December 31, 2008
common stock	72,588,428	26,701,146	14,329	99,275,245

3. Payment for dividends

Decision	Classes of stock	Cash dividend	Dividend per share (yen)	Base date	Effective date
		(Millions of yen)
March 28, 2008 Annual meeting of stockholders	common stock	75,663	60.00	December 31, 2007	March 31, 2008
July 24, 2008 Board of directors’ meeting	common stock	69,361	55.00	June 30, 2008	August 26, 2008

CANON INC.
NON-CONSOLIDATED
14. NOTE FOR GOING CONCERN ASSUMPTION
       ( Parent company only )
Not applicable.
15. CHANGES OF BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES
       ( Parent company only )
Note to changes in Accounting Policies
(Measurement standard and valuation method of inventories)
Previously, the inventories held by the company were primarily valued at cost, determined by periodic average method.
Effective from the current fiscal year, the company has applied “Accounting Standard for Measurement of Inventories” (Accounting standards Board of Japan (ASBJ) Statement No.9, issued July 5, 2006). Accordingly, from the current fiscal year, such inventories are mainly valued at cost, determined by periodic average method (amount shown in the balance sheet is devaluated due to decline in profitability) .
The effect of this change, operating profit, ordinary profit and income before taxes decreased by JPY 2,034 million for the fiscal year ended December 31, 2009.
Further, devaluation loss and disposal loss of inventories were previously recorded as “Other, net”, whereas currently recorded as “Cost of sales”.
The effect of this change, operating profit decreased by JPY 19,382 million for the fiscal year ended December 31, 2009.
(Lease transactions)
Previously, finance lease transactions that do not transfer ownership were accounted for in a manner of operating lease. Effective from the current fiscal year, the company has applied “Accounting Standard for Lease Transactions” (ASBJ Statement No.13, issued March 30, 2007, revised from original standard issued by Corporate Accounting Council on June 17, 1993) and “Guidance on Accounting Standards for Lease Transactions” (ASBJ Guidance No.16, issued March 30, 2007, revised from original guidance issued by The Japanese Institute of Certified Public Accountants on January 18, 1994). Accordingly, from the current fiscal year, such lease transactions are accounted for in a similar manner with ordinary sale and purchase transactions. The change of this accounting standard has no impact on the statements of income for the fiscal year ended December 31, 2009.

CANON INC.
NON-CONSOLIDATED
Directors
(Current titles are shown in the parentheses)
(1) Candidates for Directors to be promoted

Managing Director	Hideki Ozawa	(Director, President of Canon (China) Co., Ltd.)

Managing Director	Masaya Maeda	(Director, Chief Executive of Image Communication Products Operations)
(2) Directors to be retired

Advisor to be appointed	Nobuyoshi Tanaka	(Senior Managing Director)

Chairman and President of Canon Anelva Corporation to be continued	Junji Ichikawa	(Senior Managing Director)

Advisor to be appointed	Akiyoshi Moroe	(Senior Managing Director)

President of Canon Components, Inc. to be appointed	Toshiyuki Komatsu	(Director)

Managing Director of Canon Electronics, Inc. to be appointed	Tetsuro Tahara	(Director)

	Seijiro Sekine	(Director)

Corporate Auditor to be appointed	Shunji Onda	(Director)

President of SED Inc. to be continued	Kazunori Fukuma	(Director)
(3) Corporate Auditors to be retired
Kunihiro Nagata
Yoshinobu Shimizu
Minoru Shishikura
(4) Candidates for new Corporate Auditors to be appointed

Shunji Onda	(Director)

Kazunori Watanabe	(Certified Public Accountant)

Kuniyoshi Kitamura	(General Manager of The Dai-ichi Mutual Life Insurance Company)

CANON INC.
NON-CONSOLIDATED
Executive Officers
(1) Candidates for new Executive Officers

Shigeyuki Uzawa	(Group Executive of Semiconductor Production Equipment Operations)

Makoto Araki	(Group Executive of Information & Communication Systems Headquarters)

Kenichi Nagasawa	(Senior Director of Canon U.S.A., Inc.)
(2) Executive Officer to be retired

Kazuhiro Akiyama	(Director of Canon Anelva Corporation)

Canon Inc.
January 27, 2010
CONSOLIDATED FINANCIAL RESULTS FOR THE FOURTH QUARTER
AND THE FISCAL YEAR ENDED DECEMBER 31, 2009
SUPPLEMENTARY REPORT
TABLE OF CONTENTS

PAGE
1.	SALES BY REGION AND PRODUCT (2009)	S 1
2.	SALES BY REGION AND PRODUCT (2010/Projection)	S 2
3.	SEGMENT INFORMATION BY PRODUCT (2009)	S 3
4.	OTHER INCOME / DEDUCTIONS (2009)	S 3
5.	SEGMENT INFORMATION BY PRODUCT (2010/Projection)	S 4
6.	OTHER INCOME / DEDUCTIONS (2010/Projection)	S 4
7.	SALES COMPOSITION BY PRODUCT	S 5
8.	SALES GROWTH IN LOCAL CURRENCY	S 5
9.	PROFITABILITY	S 6
10.	IMPACT OF FOREIGN EXCHANGE RATES	S 6
11.	STATEMENTS OF CASH FLOWS	S 6
12.	R&D EXPENDITURE	S 7
13.	INCREASE IN PP&E & DEPRECIATION AND AMORTIZATION	S 7
14.	INVENTORIES	S 7
15.	DEBT RATIO	S 7
16.	OVERSEAS PRODUCTION RATIO	S 7
17.	NUMBER OF EMPLOYEES	S 7

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

Canon Inc.

1. SALES BY REGION AND PRODUCT (2009)	(Millions of yen)

	2009		2008		Change year over year
	4th quarter	Year	4th quarter	Year	4th quarter	Year

Japan
Office	92,303	374,275	109,717	448,367	-15.9%	-16.5%

Consumer	69,731	219,036	76,320	249,997	-8.6%	-12.4%

Industry and Others	35,565	109,033	38,673	169,916	-8.0%	-35.8%

Total	197,599	702,344	224,710	868,280	-12.1%	-19.1%

Overseas
Office	369,846	1,260,781	392,672	1,774,886	-5.8%	-29.0%

Consumer	342,356	1,080,158	299,621	1,203,650	+14.3%	-10.3%

Industry and Others	44,257	165,918	77,737	247,345	-43.1%	-32.9%

Total	756,459	2,506,857	770,030	3,225,881	-1.8%	-22.3%

Americas
Office	138,949	485,180	155,250	687,691	-10.5%	-29.4%

Consumer	125,209	367,035	117,391	422,458	+6.7%	-13.1%

Industry and Others	10,624	41,939	10,361	44,422	+2.5%	-5.6%

Total	274,782	894,154	283,002	1,154,571	-2.9%	-22.6%

Europe
Office	168,917	565,656	180,057	820,387	-6.2%	-31.1%

Consumer	132,398	405,173	117,832	487,268	+12.4%	-16.8%

Industry and Others	7,208	24,321	10,232	33,745	-29.6%	-27.9%

Total	308,523	995,150	308,121	1,341,400	+0.1%	-25.8%

Other areas
Office	61,980	209,945	57,365	266,808	+8.0%	-21.3%

Consumer	84,749	307,950	64,398	293,924	+31.6%	+4.8%

Industry and Others	26,425	99,658	57,144	169,178	-53.8%	-41.1%

Total	173,154	617,553	178,907	729,910	-3.2%	-15.4%

Intersegment
Office	2,982	10,020	5,566	23,356	-46.4%	-57.1%

Consumer	642	1,966	647	2,428	-0.8%	-19.0%

Industry and Others	37,248	83,047	21,271	105,144	+75.1%	-21.0%

Eliminations	(40,872)	(95,033)	(27,484)	(130,928)	-	-

Total	0	0	0	0	-	-

Total
Office	465,131	1,645,076	507,955	2,246,609	-8.4%	-26.8%

Consumer	412,729	1,301,160	376,588	1,456,075	+9.6%	-10.6%

Industry and Others	117,070	357,998	137,681	522,405	-15.0%	-31.5%

Eliminations	(40,872)	(95,033)	(27,484)	(130,928)	-	-

Total	954,058	3,209,201	994,740	4,094,161	-4.1%	-21.6%

- S1 -

Canon Inc.
2. SALES BY REGION AND PRODUCT (2010/Projection)

(1) Sales by product			(Millions of yen)

	2010 (P)	2009	Change year over year
	Year	Year	Year

Office	1,760,900	1,645,076	+7.0%

Consumer	1,369,500	1,301,160	+5.3%

Industry and Others	401,300	357,998	+12.1%

Eliminations	(81,700)	(95,033)	-

Total	3,450,000	3,209,201	+7.5%

			(P)=Projection

(2) Sales by region			(Millions of yen)

	2010 (P)	2009	Change year over year
	Year	Year	Year

Japan	731,050	702,344	+4.1%
Overseas	2,718,950	2,506,857	+8.5%

Americas	924,750	894,154	+3.4%
Europe	1,086,550	995,150	+9.2%
Other areas	707,650	617,553	+14.6%

Total	3,450,000	3,209,201	+7.5%

			(P)=Projection

- S2 -

Canon Inc.

3. SEGMENT INFORMATION BY PRODUCT (2009)	(Millions of yen)

	2009		2008		Change year over year
	4th quarter	Year	4th quarter	Year	4th quarter	Year

Office
External customers	462,149	1,635,056	502,389	2,223,253	-8.0%	-26.5%
Intersegment	2,982	10,020	5,566	23,356	-46.4%	-57.1%

Total sales	465,131	1,645,076	507,955	2,246,609	-8.4%	-26.8%

Operating profit	80,614	229,396	84,729	457,346	-4.9%	-49.8%

% of sales	17.3%	13.9%	16.7%	20.4%	-	-

Consumer
External customers	412,087	1,299,194	375,941	1,453,647	+9.6%	-10.6%
Intersegment	642	1,966	647	2,428	-0.8%	-19.0%

Total sales	412,729	1,301,160	376,588	1,456,075	+9.6%	-10.6%

Operating profit	75,143	183,492	40,873	223,124	+83.8%	-17.8%

% of sales	18.2%	14.1%	10.9%	15.3%	-	-

Industry and Others
External customers	79,822	274,951	116,410	417,261	-31.4%	-34.1%
Intersegment	37,248	83,047	21,271	105,144	+75.1%	-21.0%

Total sales	117,070	357,998	137,681	522,405	-15.0%	-31.5%

Operating profit	(34,960)	(75,956)	(52,276)	(47,876)	-	-

% of sales	-29.9%	-21.2%	-38.0%	-9.2%	-	-

Corporate and Eliminations
External customers	-	-	-	-	-	-
Intersegment	(40,872)	(95,033)	(27,484)	(130,928)	-	-

Total sales	(40,872)	(95,033)	(27,484)	(130,928)	-	-

Operating profit	(28,669)	(119,877)	(37,501)	(136,520)	-	-

Consolidated
External customers	954,058	3,209,201	994,740	4,094,161	-4.1%	-21.6%
Intersegment	-	-	-	-	-	-

Total sales	954,058	3,209,201	994,740	4,094,161	-4.1%	-21.6%

Operating profit	92,128	217,055	35,825	496,074	+157.2%	-56.2%

% of sales	9.7%	6.8%	3.6%	12.1%	-	-

4. OTHER INCOME / DEDUCTIONS (2009)					(Millions of yen)

	2009		2008		Change year over year
	4th quarter	Year	4th quarter	Year	4th quarter	Year

Interest and dividend, net	1,346	4,866	3,685	18,605	(2,339)	(13,739)
Forex gain / loss	3,485	1,842	2,932	(11,212)	+553	+13,054
Equity earnings / loss of affiliated companies	(527)	(12,649)	(18,485)	(20,047)	+17,958	+7,398
Other, net	1,489	8,241	(7,044)	(2,273)	+8,533	+10,514

Total	5,793	2,300	(18,912)	(14,927)	+24,705	+17,227

- S3 -

Canon Inc.

5. SEGMENT INFORMATION BY PRODUCT (2010/Projection)	(Millions of yen)

	2010 (P)	2009	Change year over year
	Year	Year	Year
Office
External customers	1,750,700	1,635,056	+7.1%
Intersegment	10,200	10,020	+1.8%

Total sales	1,760,900	1,645,076	+7.0%

Operating profit	287,000	229,396	+25.1%
% of sales	16.3%	13.9%	-

Consumer
External customers	1,367,700	1,299,194	+5.3%
Intersegment	1,800	1,966	-8.4%

Total sales	1,369,500	1,301,160	+5.3%

Operating profit	213,900	183,492	+16.6%
% of sales	15.6%	14.1%	-

Industry and Others
External customers	331,600	274,951	+20.6%
Intersegment	69,700	83,047	-16.1%

Total sales	401,300	357,998	+12.1%

Operating profit	(15,700)	(75,956)	-
% of sales	-3.9%	-21.2%	-

Corporate and Eliminations
External customers	-	-	-
Intersegment	(81,700)	(95,033)	-

Total sales	(81,700)	(95,033)	-

Operating profit	(155,200)	(119,877)	-

Consolidated
External customers	3,450,000	3,209,201	+7.5%
Intersegment	-	-	-

Total sales	3,450,000	3,209,201	+7.5%

Operating profit	330,000	217,055	+52.0%
% of sales	9.6%	6.8%	-

(P)=Projection

6. OTHER INCOME / DEDUCTIONS (2010/Projection)	(Millions of yen)

	2010 (P)	2009	Change year over year
	Year	Year	Year
Interest and dividend, net	2,700	4,866	(2,166)
Forex gain / loss	(2,100)	1,842	(3,942)
Equity earnings / loss of affiliated companies	(8,600)	(12,649)	+4,049
Other, net	(2,000)	8,241	(10,241)

Total	(10,000)	2,300	(12,300)

(P)=Projection

- S4 -

Canon Inc.
7. SALES COMPOSITION BY PRODUCT

	2010 (P)	2009		2008

	Year	4th quarter	Year	4th quarter	Year

Office
Monochrome copiers	19%	17%	20%	20%	21%
Color copiers	20%	19%	19%	19%	19%
Other printing devices	53%	57%	53%	54%	54%
Others	8%	7%	8%	7%	6%

Consumer
Cameras	67%	68%	68%	64%	66%
Inkjet printers	26%	26%	25%	28%	26%
Others	7%	6%	7%	8%	8%

Industry and Others
Semiconductor production equipment	21%	12%	19%	40%	32%
Others	79%	88%	81%	60%	68%

				(P)=Projection

8. SALES GROWTH IN LOCAL CURRENCY

	2010 (P)	2009

	Year	4th quarter	Year

Office
Japan	-	-15.9%	-16.5%
Overseas	-	-3.5%	-20.7%

Total	+9.2%	-6.6%	-20.2%

Consumer
Japan	-	-8.6%	-12.4%
Overseas	-	+16.1%	+0.4%

Total	+7.2%	+11.1%	-1.8%

Industry and Others
Japan	-	-8.0%	-35.8%
Overseas	-	-42.8%	-28.3%

Total	+12.5%	-12.3%	-25.5%

Total
Japan	+4.2%	-12.1%	-19.1%
Overseas	+10.9%	+0.2%	-13.4%
Americas	+7.3%	+4.0%	-14.9%
Europe	+10.5%	-2.4%	-15.4%
Other areas	+16.6%	-1.4%	-7.3%

Total	+9.4%	-2.6%	-14.6%

			(P)=Projection

- S5 -

Canon Inc.
9. PROFITABILITY

	2010 (P)	2009	2008
	Year	Year	Year

ROE *1	7.4%	4.9%	11.1%

ROA *2	5.1%	3.4%	7.3%

*1 Based on Net Income attributable to Canon Inc. and Total Canon Inc. stockholders’ equity			(P)=Projection
*2 Based on Net Income attributable to Canon Inc.

10. IMPACT OF FOREIGN EXCHANGE RATES

(1) Exchange rates					(Yen)

	2010 (P)	2009		2008

	Year	4th quarter	Year	4th quarter	Year

Yen/US	90.00	89.68	93.21	96.22	103.23
Yen/Euro	130.00	132.54	130.46	126.46	151.46

(P)=Projection
(2) Impact of foreign exchange rates on sales (Year over year)		(Billions of yen)

	2010 (P)	2009

	Year	4th quarter	Year

US$	(49.8)	(20.5)	(116.8)
Euro	(2.9)	+12.0	(114.8)
Other currencies	(2.5)	+6.1	(17.9)

Total	(55.2)	(2.4)	(249.5)

(P)=Projection
(3) Impact of foreign exchange rates per yen	(Billions of yen)

	2010 (P)

	Year

On sales
US$	15.5
Euro	6.4

On operating profit
US$	8.2
Euro	4.6

(P)=Projection

11. STATEMENTS OF CASH FLOWS					(Millions of yen)

	2010 (P)	2009		2008

	Year	4th quarter	Year	4th quarter	Year

Net cash provided by operating activities	520,000	236,708	611,235	181,249	616,684

Net cash used in investing activities	(360,000)	(84,010)	(370,244)	(86,857)	(472,480)

Free cash flow	160,000	152,698	240,991	94,392	144,204

Net cash used in financing activities	(240,000)	(998)	(142,379)	(85,592)	(277,565)

Effect of exchange rate changes on cash and cash equivalents	(15,000)	9,678	17,226	(66,923)	(131,906)

Net change in cash and cash equivalents	(95,000)	161,378	115,838	(58,123)	(265,267)

Cash and cash equivalents at end of period	700,000	795,034	795,034	679,196	679,196

(P)=Projection

*	In connection with the adoption of the guidance for noncotrolling interests in consolidated financial statements, only the total of “net cash provided by operating activities”
will be provided from first-quarter 2009.

- S6 -

Canon Inc.

12.R&D EXPENDITURE	(Millions of yen)

	2010 (P)	2009	2008

	Year	Year	Year

Office	-	78,872	106,247
Consumer	-	74,131	76,645
Industry and Others	-	151,597	191,133

Total	320,000	304,600	374,025

% of sales	9.3%	9.5%	9.1%

(P)=Projection
13. INCREASE IN PP&E & DEPRECIATION AND AMORTIZATION

(Millions of yen)

	2010 (P)	2009	2008

	Year	Year	Year

Increase in PP&E
Office	-	91,525	131,165
Consumer	-	26,483	51,985
Industry and Others	-	22,743	25,555
Corporate and eliminations	-	75,377	153,283

Total	220,000	216,128	361,988

Depreciation and amortization
Office	-	90,878	99,962
Consumer	-	48,701	58,082
Industry and Others	-	60,770	71,557
Corporate and eliminations	-	115,044	111,736

Total	300,000	315,393	341,337

(P)=Projection
14. INVENTORIES

(1) Inventories	(Millions of yen)

	2009	2008	Difference
	Dec.31	Dec.31

Office	144,941	185,859	(40,918)
Consumer	113,975	160,861	(46,886)
Industry and Others	114,325	160,199	(45,874)

Total	373,241	506,919	(133,678)

(2) Inventories/Sales*	(Days)

	2009	2008	Difference
	Dec.31	Dec.31

Office	30	32	(2)
Consumer	29	41	(12)
Industry and Others	158	151	+7

Total	39	47	(8)

        *Index based on the previous six months sales.
15. DEBT RATIO

	2009	2008	Difference
	Dec.31	Dec.31

Total debt / Total assets	0.3%	0.4%	-0.1%

16. OVERSEAS PRODUCTION RATIO

	2009	2008
	Year	Year

Overseas production ratio	40%	39%

17. NUMBER OF EMPLOYEES

	2009	2008	Difference
	Dec.31	Dec.31

Japan	73,635	72,445	+1,190
Overseas	95,244	94,535	+709

Total	168,879	166,980	+1,899

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